Value Add Growth REIT IV, LLC

c/o DiversyFund, Inc.

750 B Street, Suite 1930

San Diego, CA 92101

March 14, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Value Add Growth REIT IV, LLC (“REIT IV”)
(Securities Act File No. 024-12588)
Request for Withdrawal of Form 1-A/A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, REIT IV hereby requests the withdrawal of its amendment (“Amendment”) filed on March 13, 2025 with respect to REIT IV’s Offering Statement on Form 1-A. The Amendment was erroneously filed under file number 024-12588. Immediately following withdrawal of the Amendment, it will be refiled under the correct file number, 024-12565.

No securities have been sold in connection with this Amendment.

If you have any questions, please call Jeanne Campanelli of CrowdCheck Law at (646) 703-3723.

Very Truly Yours,

Value Add Growth REIT IV, LLC By: DF Manager, LLC, as Manager By: DiversyFund, Inc., as Manager

By:	/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.